CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form 40-F of our report dated September 14, 2020, relating to the consolidated financial statements of HIVE Blockchain Technologies Ltd., which are part of this Registration Statement.

Vancouver, Canada	Chartered Professional Accountants

May 6, 2021